

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

May 21, 2010

Via U S Mail and FAX [(817)568-6933]

Richard J. Croarkin
Senior Vice President, Finance and Chief Financial Officer
Alcon, Inc.
Bosch 69
Post Office Box 62
Hunenberg, Switzerland

> **Re:** **Alcon, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed on March 16, 2010**
> **File No. 001-31269**

Dear Mr. Croarkin:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief